EXHIBIT h(1)(i)

December 9, 2005	Our Matter Number: 1054672
Icahn Partners Master Fund LP
Icahn Partners LP
c/o Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Dear Sirs:
We have acted as your counsel in connection with the offer to purchase (the “Offer”) by Icahn Partners LP and Icahn Partners Master Fund LP up to 29,648,400 of the issued and outstanding common shares of Fairmont Hotels & Resorts Inc. dated December 9, 2005 and the related circular (the “Circular”) included in Schedule T-0 filed with the Securities and Exchange Commission.
For the purposes of this opinion, we have reviewed the Offer and Circular and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed that the Offer will be completed in the manner set forth in the Offer and Circular.
On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, we hereby confirm our opinion as set forth under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular, subject to the limitations set forth therein. Our opinion is limited to the federal income tax laws of Canada and does not purport to discuss the consequences or effectiveness of the Offer under any other laws.
We hereby consent to the filing of our opinion as an exhibit to the Schedule T-0 and to the reference to us under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Yours very truly,
OSLER, HOSKIN & HARCOURT LLP